CM

11018425

UN

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 0 2011 WASH, D.C. 211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48368

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
AK Jensen, Inc. dba AKJ

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Ocean Centre, Montagu Foreshore, East Bay Street, P.O. Box SS-19084
(No. and Street)

NASSAU	Bahamas	
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Svend Erik Enger
242-502-5200 (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley, Seland & Rotroff
(Name - *if individual, state last, first, middle name*)

919 West State Road 436, Suite 300, Altamonte Springs	Florida	32714
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

BITR. NOTARIUS PUBLICUS PONTUS SKOGH * STOCKHOLM *

ОП 3/25

OATH OR AFFIRMATION

I, Svend Erik Enger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or ______________________________, as of December 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

This is to certify that
Mr Svend Erik Enger has
signedhis name on this
document.

Stockholm, February 21, 2011
Ex officio:

Public Notary

BITR. NOTARIUS PUBLICUS PONTUS SKOGH * STOCKHOLM *

Signature

President
Title

This report** contains (check all applicable boxes);

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AK JENSEN, INC. dba AKJ, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

TABLE OF CONTENTS

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

Report of Independent Certified Public Accountants

Board of Directors and Shareholder
AK Jensen, Inc. dba AKJ, Inc.

We have audited the accompanying statement of financial condition of AK Jensen, Inc. dba AKJ, Inc., a wholly owned subsidiary of AK Jensen, Group Limited. as of December 31, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AK Jensen, Inc. dba AKJ, Inc., a wholly-owned subsidiary of AK Jensen Group Limited, as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 10 and 11 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lashley, Seland & Rotroff, P.A.

February 22, 2011

999 DOUGLAS AVENUE ► SUITE 3325 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

AK JENSEN, INC. dba AKJ, INC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2010

Assets

Cash and cash equivalents	$ 62,521
Clearing deposits with clearing broker	106,520
Due from clearing broker and others	242,624
Prepaid expenses and other current assets	15,869
Furniture and equipment, net of accumulated depreciation of $5,840	5,278
Due from parent and affiliates	387,134
	819,946

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued expenses	$ 173,858
Payable to parent and affiliate	290,038
	463,896
Stockholder's equity:	
Common stock, $.01 par value, 1,000,000 shares authorized, 987,015 shares issued and outstanding	9,870
Retained earnings	346,180
Total stockholder's equity	356,050
Total Liabilities and Member's Equity	$ 819,946

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:	
Commissions	$ 3,052,732
Interest and dividend income	97,938
Total revenues	3,150,670
Expenses:	
Clearing, transaction and system costs	1,549,315
Introducing rebates and commissions	1,142,041
Sales and marketing costs	192,075
General and administrative costs	730,747
Depreciation and amortization	2,455
	3,616,633
Net loss	$ (465,963)

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Capital Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at January 1, 2010	9,870	$ 9,870	$ 812,143	$ 822,013
Net loss	-	-	(465,963)	(465,963)
Balance at December 31, 2010	9,870	$ 9,870	$ 346,180	$ 356,050

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flow from operating activities:	
Net loss	$ (465,963)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	2,455
Increase or decrease in assets and liabilities:	
Cash deposits with clearing broker	(13)
Due from clearing broker and others	101,009
Prepaid expenses and other assets	6,253
Due from affiliate	324,262
Accounts payable and accrued expenses	(38,482)
Total cash used by operating activities	(70,479)
Cash flow from investing activities:	
Purchase of furniture and equipment	(4,439)
Total cash used by investing activities	(4,439)
Cash flow from financing activities:	
Payable to parent and affiliates	75,525
Total cash provided by financing activities	75,525
Net increase in cash	607
Cash and cash equivalents at the beginning of year	61,914
Cash and cash equivalents at the end of year	$ 62,521
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 55
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

1. ORGANIZATION

AK Jensen, Inc. dba AKJ, Inc. (the "Company") was originally incorporated in the Turks and Caicos Islands on March 2, 1995. On July 4, 1997, the Company incorporated in the Commonwealth of the Bahamas. On March 22, 2004, the stockholders of the Company exchanged their shares in the Company for shares of AK Jensen Group, Limited. (the "Parent"), and the Company became a wholly-owned subsidiary of the Parent. Effective January 1, 2007, the Company was reorganized and certain assets were transferred between the Company, the Parent and an Affiliate, AK Jensen, Limited (the "Affiliate").

The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and an investment adviser. The Company has its registered office in Nassau, Bahamas with an OSJ office in Oslo, Norway. The Company's sources of revenue are derived from electronic brokerage services to corporate clients and individuals. The Company is an introducing broker-dealer and clears its trades through a clearing broker located in the United States, and focuses on U. S. markets and other markets outside of Europe and Asia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation - The Company's financial statements are prepared and presented in United States dollars and under accounting principles generally accepted in the United States of America.

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Cash deposit with clearing broker – Cash deposit with clearing broker consists of funds on deposit with a clearing broker located in the United States. The agreement require the Company to maintain a minimum of $100,000 as clearing deposits based upon the level of securities inventory, the volume and size of transactions, and the type of business being conducted. The clearing deposit shown in these financial statements is $106,507. The additional funds above $100,000 are earnings on the deposit that have not been withdrawn. As long as the Company continues to use the clearing and execution services of the clearing broker, the Company will be required to maintain the minimum on deposit.

Due from clearing broker and others – Due from clearing broker and others represents money due the Company from the clearing broker and entities located outside the United States that use the Company's services. An allowance for doubtful accounts is not recorded since the Company uses the direct write-off method.

Furniture, equipment and software – Furniture, equipment and software are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed from the accounts, and any gains or losses are included in operations. Depreciation on furniture, equipment and software is provided utilizing the straight-line method over the estimated useful lives of the related assets, which is estimated at five years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company, if any, are recorded on a trade date basis. Customer securities are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities, if any, are valued at market value.

Income taxes – The Company is an exempt company incorporated under the laws of the Bahamas. Under this exemption, the Company is exempted for a period of twenty (20) years from the date of its incorporation from a) any tax or duty to be levied on profits or income or on capital assets, gains or appreciations; and b) any such tax or duty, or tax in the nature of estate duty or inheritance tax, payable on the shares, debentures, or other obligations of the Company. The Company is also exempt from U. S. taxation because it is a foreign corporation not operating or maintaining an office within a U. S. jurisdiction, and because all of its income is derived from foreign clients residing outside of the United States. Therefore, no provision or benefit for income tax purposes was reflected in the financial statements.

Fair value of financial instruments – The majority of the Company's financial assets and liabilities are carried at market value or at amounts, which approximate current fair value. See Footnote 4 for further discussion.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company has various intercompany receivables and payables recorded with its parent and affiliates. The Company was owed $215,706 by its parent and the Company owed the parent $289,857 at December 31, 2010. Further the Company was owed $171,429 from an affiliate and a second affiliate was owed $181 by the Company at December 31, 2010.

The Parent licenses the usage of the software AKJ ExNet to the Company and an affiliate for a monthly fee of $20,000 to the Company. During the year ended December 31, 2010, the Company paid $240,000 for the license.

3. RELATED PARTY TRANSACTIONS (continued)

The Company has outsourced certain back office and execution activities related to non-European/Asian trading to an affiliate. For these services the Company pays a monthly management fee of $41,333 to the affiliate on a cost-plus fee basis. During the year ended December 31, 2010, the Company paid $495,996 for the service fee.

4. FAIR VALUE MEASUREMENTS

The Company has certain financial instruments reported in the accompanying statement of financial condition. *FASB ASC 820-10-50-1 through 50-3,* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Financial assets and liabilities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets and liabilities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active or inactive markets. Financial assets and liabilities using level 3 inputs were primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability.

The following schedule details the level of the Company's financial instruments:

	Fair Value	Significant Unobservable Inputs (Level 3)
Assets:		
Due from parent and affiliates	$ 387,134	$ 387,134
Liabilities:		
Due to parent and affiliate	$ 290,038	$ 290,038

The following is a reconciliation of Level 3 financial instruments at December 31, 2010:

Assets:	
Beginning balance, January 1, 2010	$ 711,396
Deletions: Due from parent and affiliates	(324,262)
Ending balance, December 31, 2010	$ 387,134
Liabilities:	
Beginning balance, January 1, 2010	$ 214,513
Additions: Due to parent and affiliate	75,525
Ending balance, December 31, 2010	$ 290,038

5. FOREIGN CURRENCY TRANSLATION

Foreign currency translation on completed transactions (revenues and expenses) resulted in an aggregate net loss of $898 for the year ended December 31, 2010, which is recorded as income in general and administrative costs in the accompanying financial statements.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Customer transactions are cleared through the clearing broker on a fully disclosed basis. In the event that customers default in payment of funds or delivery of securities, the clearing broker may charge the Company for any loss incurred in satisfying customer obligations. Additional credit risk occurs if the clearing broker or affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with regulations.

7. CONCENTRATIONS

The Company from time to time may have large bank deposits in England and Bermuda. Some of the deposits are partially covered by deposit insurance in England, while none are covered in Bermuda. All of the deposits in England were covered by deposit insurance at December 31, 2010.

8. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($16,548 as of December 31, 2010) or $5,000. The Company operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2010, the net capital, as computed, was $72,215. Consequently, the Company had excess net capital of $55,667.

At December 31, 2010, the percentage of aggregate indebtedness to net capital was approximately 344% versus an allowable percentage of 1500%.

9. RECONCILIATION OF NET CAPITAL

There are no differences in the net capital computation shown on the Company's December 31, 2010 FOCUS IIA, and the computation shown on the attached Computation and Reconciliation of Net Capital pursuant to SEC Rule 15c3-1.

10. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 22, 2011, the date the financial statements were available to be issued.

AK JENSEN, INC. dba AKJ, INC.
:OMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

Computation of basic net capital requirements:	
Total stockholder's equity qualified for net capital	$ 356,050
Deductions:	
Unsecured debits	2,885
Non-allowable assets:	
Receivables	83,800
Prepaid expenses and other current assets	15,869
Furniture and equipment, net	5,278
Receivable from Affiliate, net	171,429
Total non-allowable assets	276,376
Net capital before haircuts and securities positions	76,789
Haircuts:	
Liquid asset funds	2,130
Foreign currency	2,444
	4,574
Net capital	72,215
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($16,548)	
Minimum dollar net capital requirement ($5,000)	
Net capital requirement (greater of above two requirements)	16,548
Net capital in excess of required minimum	$ 55,667
Excess net capital at 1000%	$ 47,393
Reconciliation:	
Net capital, per page 3-4 of the December 31, 2010 unaudited Focus Report, as filed	$ 72,215
Audit adjustments	-
Net capital, per December 31, 2010 audited report, as filed	$ 72,215

The auditors' report and accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

Total aggregate indebtedness:

Payables intercompany	$	74,332
Penson accounts		36
Accounts payable		165,681
Other accrued payable		8,004
Bank of Bermuda		172
Total indebtedness recorded on the Statement of Financial	$	248,225
6 2/3% of total aggregate indebtedness	$	16,548
Percentage of aggregate indebtedness to net capital		343.73%

The auditors' report and accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2010

AK Jensen, Inc. dba AKJ, Inc. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. AK Jensen, Inc. dba AKJ, Inc. is, therefore, exempt from the reserve formula calculations and possession and control computations.

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Shareholder and Board of Directors
AK Jensen, Inc.

In planning and performing our audit of the financial statements of AK Jensen, Inc. (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:
Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kushly, Selnod; Retoff, P.A.

February 22, 2011

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholder and Board of Directors
AK Jensen, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the period January 1, 2010 to December 31, 2010, which were agreed to by AK Jensen, Inc. and the Securities and Exchange Commission, the Financial Industry Regulatory, Inc. and SIPC, solely to assist you and the other specified parties in evaluating AK Jensen, Inc. compliance with the applicable instructions of Form SIPC-7. AK Jensen, Inc. management is responsible for AK Jensen, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with cash disbursement entries recorded in the general ledger and bank account reconciliations for the year ended December 31, 2010, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported on SIPC-7 for the period ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers (Focus Reports and General Ledger) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Lashley, Seland & Rotroff, P.A.

February 22, 2011

999 DOUGLAS AVENUE ► SUITE 3325 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048368

AKJ
PW MARINE CENTER, UPPER FLOOR
37 SERPENTINE ROAD
HAMILTON, BERMUDA HMPX

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

SVEND ERIK ENGER (441) 536-0858

2. A. General Assessment (item 2e from page 2) $ 6,253

B. Less payment made with SIPC-6 filed (exclude interest) (3,237)

07/27/2010

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,016

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,016

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AKJ

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

PRESIDENT

(Title)

Dated the 3 day of FEB, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20[illegible]
and ending December 31, 20[illegible]
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,149,262
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	81,876
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	283,437
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed Expenses for expenses incurred - Please notation below*	282,786

*Real Tick revenues regards re-invoicing the cost of Real Tick data feed to AKJ's clients. AKJ's supplier is Townsend Analytics for this cost. Squawk Box is also re-invoiced to AKJ's clients-this cost, the supplier is Real-time Analysis and News. In short this revenue is "reimbursed expenses" for expenses incurred. The expenses are paid by AKJ up front and then reimbursed by AKJ's clients. This revenue is recorded this way according to GAAP.

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		
Total deductions		648,099
2d. SIPC Net Operating Revenues		$ 2,501,163
2e. General Assessment @ .0025		$ 6,253

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